FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
June 04, 2010

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number: 333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

WIMM-BILL-DANN FOODS OJSC

DELIVERS VOLUME GROWTH AND SHARE GAINS IN Q1 2010

Moscow, Russia — June 03, 2010 — Wimm-Bill-Dann Foods OJSC [NYSE: WBD] today announced its financial results for the first quarter ended March 31, 2010.

HIGHLIGHTS FOR THE FIRST QUARTER 2010

•              Group revenue increased 19.1% year-on-year to US$615.3 million driven by solid volume growth across all segments and helped by a stronger ruble

•              Group gross profit increased 2.3% year-on-year to US$172.0 million

•              Group gross margin declined to 28.0% from 32.5% compared to prior year as a result of sharp increases in raw milk costs in the first quarter of 2010

•              Group net income almost tripled to US$33.7 million from US$12.6 million a year ago

•              Net income as a percentage of sales increased to 5.5% in the first quarter of 2010 from 2.4% in the same period last year

•              EBITDA(1) increased to US$73.5 million compared to US$73.1 million in the first quarter last year

“Wimm-Bill-Dann achieved a solid start to 2010 with strong sales growth driven by volume improvements across dairy, beverages, and baby food,” said Tony Maher, Wimm-Bill-Dann’s Chief Executive Officer. “We are not just benefiting from demand recovery, we are gaining market share in all three segments outperforming the market. As we indicated earlier, the disruption in the supply of raw milk we saw in the fourth quarter of last year continued into the first quarter, impacting our profitability in the dairy segment in the short-term, but the fundamentals of this market are solid nonetheless.”

“Group revenue in the first quarter of 2010 increased 19.1% versus the same period a year ago to US$615.3 million, driven by volume growth across dairy, beverages, and baby food and a favourable exchange rate. Group revenue in rubles increased 4.9% in the first quarter of 2010 versus the same period a year ago.”

“The first quarter was a good start to the year as our strategy of focusing on generating profitable growth coupled with sound financial discipline is paying dividends,” Tony Maher concluded.

(1) Note: See Attachment A for definitions of EBITDA and EBITDA margin and reconciliations to net income.

Key Financial Indicators for 1Q 2010 vs 1Q 2009

	1Q2010	1Q2009	Change
	US$ ‘mln	US$ ‘mln

Sales	615.3	516.8	19.1%
Dairy	434.5	369.2	17.7%
Beverages	108.4	94.1	15.2%
Baby Food	72.4	53.5	35.3%
Gross profit	172.0	168.1	2.3%
Gross margin, %	28.0%	32.5%	(450 bp )
Selling and distribution expenses	(91.6)	(84.4)	8.6%
General and administrative expenses	(29.4)	(29.5)	(0.1)%
Operating income	47.4	50.4	(6.0)%
Financial income and expenses, net	(2.0)	(33.8)	(94.1)%
Net income	33.7	12.6	167.3%
Net income, %	5.5%	2.4%	310 bp
EBITDA	73.5	73.1	0.5%
CAPEX excluding acquisitions	25.8	16.4	57.3%

Dairy

Sales in the Dairy Segment increased 17.7% to US$434.5 million in the first quarter of 2010 from US$369.2 million in the first quarter of 2009. This was driven by improved volumes and positive exchange rate effect. The average selling price increased 12.0% to US$1.18 per 1 kg in the first quarter of 2010 from US$1.06 per 1 kg in the first quarter of 2009. As a result of acute dry and raw milk shortage at the end of 2009, raw milk prices increased sharply in December of last year and remained high throughout the first quarter compared to prior year.  Our raw milk purchasing price increased 34.3% year-on-year in US dollar terms in the first quarter of 2010. As a result, our gross margin in the Dairy Segment fell to 21.1% in the first quarter of 2010 from 29.1% in the first quarter of 2009.

Beverages

Sales in the Beverages Segment increased 15.2% to US$108.4 million in the first quarter of 2010 compared to US$94.1 million in the first quarter of 2009. This was driven by strong volume growth, as well as positive exchange rate effect. The average selling price increased 5.1% to US$0.78 per liter in the first quarter of 2010 from US$0.74 per liter in the first quarter of 2009. Gross margin in the Beverages Segment increased to 42.5% from 36.9% year-on-year as a result of improved efficiency and lower concentrates costs.

Baby Food

Baby Food sales continued to demonstrate solid growth. Sales in the Baby Food Segment increased 35.3% to US$72.4 million in the first quarter of 2010 from US$53.5 million in the first quarter of 2009 driven mainly by strong volumes. The average selling price increased 15.1% to US$1.96 per 1 kg in the first quarter of 2010 from US$1.70 per 1 kg in the first quarter of 2009. Gross margin in the Baby Food Segment decreased slightly to 47.6% from 48.3%.

Key Cost Elements

For the first quarter of 2010, selling and distribution expenses increased 8.6% year-on-year to US$91.6 million. Selling and distribution expenses as a percentage of sales declined to 14.9% in the first quarter of 2010 from 16.3% in the same period last year. General and administrative expenses stood almost flat at US$29.4 million in the first quarter of 2010. General and administrative expenses as a percentage of sales decreased to 4.8% in the first quarter of 2010 from 5.7% in the first quarter of 2009.

Operating profit decreased 6.0% year-on-year to US$47.4 million in the first quarter of 2010. EBITDA increased to US$73.5 million in the first quarter of 2010 from US$73.1 million in the same period last year.

In the first quarter of 2010, financial expenses decreased 94.1% to US$2.0 million from US$33.8 million in the same period of 2009. The decrease was caused mainly by currency re-measurement gain which amounted to US$5.3 million in the first quarter of 2010 compared to currency re-measurement loss of US$25.1 million in the first quarter of 2009. Currency re-measurement gain (loss) is a non-cash item.

Our effective tax rate increased to 25.3% in the first quarter of 2010 from 24.0% in the same period of 2009.

Net Income

Group net income increased 167.3% to US$33.7 million in the first quarter of 2010 from US$12.6 million in the first quarter of 2009. Net income as a percentage of sales increased to 5.5% in the first quarter of 2010 from 2.4% in the same period last year.

Attachment A

Reconciliation of EBITDA and EBITDA margin to US GAAP Net Income

EBITDA is a non-U.S. GAAP financial measure. The following table presents reconciliation of EBITDA to net income (and EBITDA margin to net income as a percentage of sales), the most directly comparable U.S. GAAP financial measure.

	3 months ended		3 months ended
	March 31, 2010		March 31, 2009
	US$ ‘mln	% of sales	US$ ‘mln	% of sales

Net income	33.7	5.5%	12.6	2.4%
Add: Depreciation and amortization	26.1	4.2%	22.7	4.4%
Add: Income tax expense	11.5	1.9%	4.0	0.8%
Add: Interest expense	7.9	1.3%	9.6	1.8%
Less: Interest income	(1.1)	(0.2)%	(2.4)	(0.5)%
Less: Currency remeasurement loss (gain), net	(5.3)	(0.9)%	25.1	4.9%
Add: Bank charges	0.5	0.1%	1.0	0.2%
Add: Minority interest	0.2	0.04%	0.03	0.0%
Add: Other	—	—	0.5	0.1%
EBITDA	73.5	11.9%	73.1	14.1%

EBITDA represents net income before interest, income taxes and depreciation and amortization, adjusted for interest income, currency remeasurement gains, bank charges and other financial expenses and minority interest. EBITDA margin is EBITDA expressed as a percentage of sales.

We present EBITDA because we consider it an important supplemental measure of our operating performance.  In particular, we believe EBITDA provides useful information to securities analysts, investors and other interested parties because it is used in the “debt to EBITDA” debt incurrence financial measurement in certain of our financing arrangements.

EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as substitute for analysis of our operating results as reported under U.S. GAAP.  Moreover, other companies in our industry may calculate EBITDA differently or may use it for different purposes than we do, limiting its usefulness as a comparative measure.

EBITDA also should not be considered as an alternative to cash flow from operating activities or as a measure of our liquidity.  In particular, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business.

Wimm-Bill-Dann Foods

Condensed Consolidated Balance Sheets

(Amounts in thousands of U.S. dollars, except share data)

	March 31,	December 31,
	2010 (unaudited)	2009 (audited)
Assets
Current assets:
Cash and cash equivalents	$205,574	$248,521
Trade receivables, net	153,422	112,083
Inventory	225,641	191,334
Taxes receivable	34,070	32,304
Advances paid	30,154	22,678
Deferred tax asset	13,425	15,159
Other current assets	13,157	19,381
Total current assets	675,443	641,460

Non-current assets:
Property, plant and equipment, net	717,459	699,996
Intangible assets, net	41,259	38,688
Goodwill	108,810	105,643
Other non-current assets	3,279	3,017
Total non-current assets	870,807	847,344
Total assets	$1,546,250	$1,488,804

Wimm-Bill-Dann Foods

Condensed Consolidated Balance Sheets

(Amounts in thousands of U.S. dollars)

(continued)

	March 31,	December 31,
	2010	2009
	(unaudited)	(audited)
Liabilities and equity
Current liabilities:
Trade accounts payable	$158,433	$135,825
Advances received	5,739	10,762
Short-term loans	959	4,521
Long-term loans, current portion	8,351	22,308
Long-term notes payable, current portion	191,348	185,835
Taxes payable	14,332	13,667
Accrued liabilities	65,527	54,969
Other payables	32,797	28,249
Total current liabilities	477,486	456,136

Long-term liabilities:
Long-term loans	285,174	285,998
Other long-term payables	20,776	21,215
Deferred taxes – long-term portion	26,809	22,179
Total long-term liabilities	332,759	329,392
Total liabilities	810,245	785,528

Equity

Shareholders’ equity:
Common stock: 44,000,000 shares authorized and issued with a par value of 20 Russian rubles; 41,360,522 shares outstanding as of March 31, 2010 and 41,846,022 shares outstanding as of December 31, 2009	29,908	29,908
Share premium account	163,781	163,781
Treasury stock, at cost	(77,611)	(54,802)
Accumulated other comprehensive income (loss):
Currency translation adjustment	(10,736)	(32,167)
Retained earnings	620,840	587,160
Equity attributable to shareholders	726,182	693,880

Equity attributable to noncontrolling interests	9,823	9,396

Total equity	736,005	703,276

Total liabilities and equity	$1,546,250	$1,488,804

Wimm-Bill-Dann Foods

Condensed Consolidated Statements of Income (unaudited)

(Amounts in thousands of U.S. dollars, except share data)

	Three months ended March 31,
	2010	2009

Sales	$615,298	$516,832

Cost of sales	(443,261)	(348,739)

Gross profit	172,037	168,093

Selling and distribution expenses	(91,619)	(84,388)
General and administrative expenses	(29,417)	(29,456)
Other operating expenses, net	(3,639)	(3,846)

Operating income	47,362	50,403

Financial income and expenses, net	(1,982)	(33,787)

Income before provision for income taxes	45,380	16,616

Provision for income taxes	(11,482)	(3,989)

Consolidated net income	$33,898	$12,627

Net income attributable to noncontrolling interests	(218)	(28)

Net income attributable to WBD Foods shareholders	$33,680	$12,599

Net income per common share attributable to WBD Foods shareholders - basic and diluted	$0.81	$0.29

Weighted average number of shares outstanding, basic and diluted	41,657,216	43,490,031

Wimm-Bill-Dann Foods

Condensed Consolidated Statements of Cash Flows (unaudited)

(Amounts in thousands of U.S. dollars)

	Three months ended
	March 31,
	2010	2009
Cash flows from operating activities:
Net income	$33,898	$12,627
Adjustments to reconcile net income to net cash provided by operating activities	24,319	50,456
Changes in operating assets and liabilities	(38,614)	39,535
Net cash provided by operating activities	19,603	102,618

Cash flows from investing activities:
Cash paid for property, plant and equipment	(25,521)	(19,288)
Proceeds from disposal of property, plant and equipment	1,021	650
Other investing activities	202	1,430
Net cash used in investing activities	(24,298)	(17,208)

Cash flows from financing activities:
Cash paid for acquisition of non-controlling interests, net of cash acquired	(41)	—
Short-term loans and notes, net	(3,631)	(132,733)
Repayment of long-term loans and notes	(16,119)	(1,765)
Proceeds from long-term loans, net of debt issuance costs	100	138
Repayment of long-term payables	(1,753)	(3,241)
Cash paid for treasury stock acquisition	(22,809)	(12,143)
Net cash used in financing activities	(44,253)	(149,744)

Impact of exchange rate differences on cash and cash equivalents	6,001	(46,310)
Net decrease in cash and cash equivalents	(42,947)	(110,644)

Cash and cash equivalents, at beginning of period	248,521	277,252
Cash and cash equivalents, at the end of period	$205,574	$166,608

- Ends -

For further enquiries contact:

Marina Kagan Wimm-Bill-Dann Foods OJSC Solyanka, 13, Moscow 109028 Russia Tel: +7 495 925 5805 Fax: +7 495 925 5800 e-mail: kagan@wbd.ru	Natalya Belyavskaya Wimm-Bill-Dann Foods OJSC Solyanka, 13, Moscow 109028 Russia Phone: +7 495 925 5805 Fax: +7 495 925 5800 e-mail: belyavskayand@wbd.ru

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to conform them to actual results. We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC was founded in 1992 and is the largest manufacturer of dairy products and a leading producer of juices and beverages in Russia and the CIS. The company produces dairy products (main brands include: Domik v Derevne, Neo, 2Bio, 33 Korovy, Chudo and more), juices (J7, Lubimy Sad, 100% Gold), Essentuki mineral water and Agusha baby food.

The company has 37 manufacturing facilities in Russia, Ukraine, Kyrgyzstan, Uzbekistan and Georgia with over 16,000 employees. In 2005, Wimm-Bill-Dann became the first Russian dairy producer to receive approval from the European Commission to export its products into the European Union.

In 2010, Standard & Poor’s Governance Services confirmed on WBD its governance, accountability, management, metrics, and analysis (GAMMA) score “GAMMA- 7+”. The score reflects the effective work of the Board of Directors and, in particular, the real influence of independent directors in the decision-making process and the adherence of the controlling shareholders to the highest standards of corporate governance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By:	/s/ Dmitry V. Ivanov
Name:	Dmitry V. Ivanov
Title:	CFO Wimm-Bill-Dann Foods OJSC

Date: June 04 2010